Filed by Cohen Circle Acquisition Corp. I
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.
Commission File No.: 001-42369
Date: May 20, 2025

Конфіденційно/Confidential LinkedIn post: https://www.linkedin.com/posts/kyivstar_there - is - hope - now - and - that - hope - can - only - activity - 7330139471021076481 - MP84?utm_source=shareCutm_medium=member_desktopCrcm=ACoAAALsCz0BrHdij6shvv SU3Vo4F4T0umIeV60